As filed with the Securities and Exchange Commission on October 19, 2020

Registration No. 333-239204

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IAC/INTERACTIVECORP

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7310 (Primary Standard Industrial Classification Code Number)	84-3727412 (I.R.S. Employer Identification Number)

555 West 18th Street

New York, New York 10011

(212) 314-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gregg Winiarski, Esq.

Executive Vice President, General Counsel and Secretary

IAC Holdings, Inc.

555 West 18th Street

New York, New York 10011

(212) 314-7300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to: Andrew J. Nussbaum, Esq. Jenna E. Levine, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (File No. 333-239204)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-39204) of IAC/InterActiveCorp (formerly known as IAC Holdings, Inc.) (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II of the Registration Statement on Form S-1 setting forth the exhibits being added to the Registration Statement. This Post- Effective Amendment No. 1 does not modify any provision of Part I or Part II of the Registration Statement other than the additions to Item 16 of Part II as set forth below. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules.

(b)       Exhibits: The following additional exhibits are filed as part of this Registration Statement.

EXHIBIT INDEX

Exhibit No.	Description of Document
3.5	Restated Certificate of Incorporation of IAC/InterActiveCorp (formerly known as IAC Holdings, Inc.) (filed as Exhibit 3.1(c) to the Registrant’s Current Report on Form 8-K, filed on July 2, 2020, and incorporated herein by reference)

3.6	Amended and Restated By-Laws of IAC/InterActiveCorp (formerly known as IAC Holdings, Inc.) (filed as Exhibit 3.3 to the Registrant’s Current Report on Form 8-K, filed on July 2, 2020, and incorporated herein by reference)

23.5	Consent of Ernst & Young LLP dated October 19, 2020.

24.2	Powers of Attorney (included on signature page of this registration statement)

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SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of New York, State of New York, on October 19, 2020.

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Executive Vice President, General Counsel & Secretary

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Gregg Winiarski, Joanne Hawkins and Tanya M. Stanich, and each of them, with full power to act without the other, as such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement, and any and all amendments thereto (including post-effective amendments) as well as any related registration statements (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act, as amended, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF and pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Barry Diller	Chairman of the Board, Senior Executive and Director	October 19, 2020
Barry Diller

/s/ Joseph Levin	Chief Executive Officer and Director	October 19, 2020
Joseph Levin

/s/ Victor A. Kaufman	Vice Chairman and Director	October 19, 2020
Victor A. Kaufman

/s/ Glenn H. Schiffman	Executive Vice President and Chief Financial Officer	October 19, 2020
Glenn H. Schiffman

/s/ Michael Schwerdtman	Senior Vice President and Controller	October 19, 2020
Michael Schwerdtman	(Chief Accounting Officer)

/s/ Chelsea Clinton	Director	October 19, 2020
Chelsea Clinton

/s/ Michael D. Eisner	Director	October 19, 2020
Michael D. Eisner

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Signature	Title	Date

/s/ Bonnie S. Hammer	Director	October 19, 2020
Bonnie S. Hammer

/s/ Bryan Lourd	Director	October 19, 2020
Bryan Lourd

/s/ Wes Moore	Director	October 19, 2020
Wes Moore

/s/ David Rosenblatt	Director	October 19, 2020
David Rosenblatt

/s/ Alan G. Spoon	Director	October 19, 2020
Alan G. Spoon

/s/ Alexander von Furstenberg	Director	October 19, 2020
Alexander von Furstenberg

/s/ Richard F. Zannino	Director	October 19, 2020
Richard F. Zannino

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